May 24, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RRe:	Pacman Media Inc Registration Statement on Form S-1 Filed May 3, 2016 File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comment of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of May 16, 2016.

Exhibit 23.1

Please include current consents from both David Lee Hillary, Jr., CPA and Gillespie & Associates, PLLC relating to their audit reports included in your filing.

In response to the Staff’s comment, current consents from both auditors have now been filed.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Dave Evans David Mark Evans, Director